DC

06062213

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

NOV 10 2006

October 27, 2006

Thomas Larson
Associate General Counsel
Anheuser-Busch Companies, Inc.
Legal Department
One Busch Place
St. Louis, MO 63118-1852

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 10/27/2006

Re: Anheuser-Busch Companies, Inc.

Dear Mr. Larson:

This is in regard to your letter dated September 12, 2006 concerning the shareholder proposal submitted to Anheuser-Busch by C. Lamar Owens for inclusion in Anheuser-Busch's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Anheuser-Busch therefore withdraws its August 10, 2006 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Mary Beth Breslin

Mary Beth Breslin
Special Counsel

PROCESSED
NOV 27 2006
THOMSON
FINANCIAL

cc: C. Lamar Owens
1933 East Karen Drive
Phoenix, AZ 85022

3/05 69

ANHEUSER BUSCH

Legal Department
One Busch Place
St. Louis, Missouri
63118-1852
Telecopier: (314) 577-0776

Direct Dial (314) 577-3298
thomas.larson@anheuser-busch.com

August 10, 2006

VIA FEDERAL EXPRESS

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Anheuser-Busch Companies, Inc.—Omission of Shareholder Proposal Pursuant to Rule 14a-8(b) and (f) and Rule 14a-8(a) (7)

Dear Sir or Madam:

By means of this letter, Anheuser-Busch Companies, Inc. (the "Company") requests that the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Staff") concur with the Company's view that, for the reasons stated below, the shareholder proposal (the "Proposal") submitted by C. Lamar Owens (the "Proponent") may properly be omitted from the proxy materials to be distributed by the Company in connection with its 2007 annual meeting of stockholders (the "Proxy Materials").

Pursuant to Rule 14a-8(j)(2), enclosed are six copies of each of (i) this letter; (ii) the Proposal, attached hereto as Exhibit A; (iii) a letter dated May 9, 2006 from the Company to the Proponent regarding the Proponent's failure to comply with the provisions of Rule 14a-8(b), attached hereto as Exhibit B; and (iv) an additional letter dated June 7, 2006 from the Company to the Proponent reiterating Proponent's failure to comply with the provisions of Rule 14a-8(b), attached hereto as Exhibit C. In accordance with Rule 14a-8(j), the Company is sending a copy of this submission to the Proponent.

On May 1, 2006, the Company received the Proposal. The Company believes that the Proponent may intend that the Proposal be included in the Proxy Materials, although the Proposal does not specifically mention the Proxy Materials. The Proposal requests that a proposal be submitted at the next annual meeting of stockholders that "Anheuser-Busch (AB) Board of Directors pass a resolution requiring management for each brand and operating entity to hold an annual formal review and presentation of advertising agencies. Said review shall include a minimum of two competitive advertising agencies and the current agency for each AB entity. Management may decide to retain the existing agency no more than three consecutive years. On the third year review the current agency shall be deleted from the review process."

The Proponent has not provided timely verification of his eligibility to submit the Proposal and accordingly the Company believes that it may omit the Proposal from the Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f). Additionally, the Proposal attempts to regulate the procedures used by the Company to select advertising agencies. The Staff has a long tradition of determining that shareholder proposals applying to a company's advertising relate to its ordinary business operations and are therefore excludable pursuant to Section 14a-8(i)(7).

The Proponent's Failure to Meet Eligibility Requirements.

Rule 14a-8(b)(1) requires that in order to submit a shareholder proposal, the proponent "must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year" prior to the date on which the proposal was submitted. The Proposal was received by the Company on May 1, 2006.

If a proponent fails to provide the necessary evidence of eligibility in accordance with Rule 14a-8(b), a company may omit the proposal pursuant to Rule 14a-8(f) if (1) within 14 calendar days of receiving the proposal, the company notifies the proponent of the defect and the time frame for responding to remedy the defect and (2) the proponent fails to correct the defect within 14 days after receiving the company's notification.

According to the Company's records, the Proponent is not a record owner of the Company's voting stock. Accordingly, on May 9, 2006, eight days after the Company received the Proposal, the Company sent to the Proponent by ordinary mail a letter requesting verification that the Proponent satisfied the requirements of Rule 14a-8(b). The letter attached as an exhibit Rule 14a-8 which describes the form of verification a proponent may provide. The Proponent did not respond to this letter. On June 7, 2006, the Company sent to the Proponent an additional letter by certified mail reminding Proponent of the necessity to send the Company verification that he satisfied the requirements of Rule 14a-8(b). Proponent received this letter on June 9, 2006. This additional letter attached a copy of the earlier letter, including a copy of Rule 14a-8. Pursuant to Rule 14a-8(f)(1), the Proponent was required to respond within 14 days after his receipt of the Company's first letter. To date, the Proponent has not responded to either letter and accordingly has not verified that he holds the requisite amount of securities of the Company and that he intends to hold the securities until the 2007 annual meeting.

The Staff has consistently concluded that a company may omit a proposal pursuant to Rule 14a-8(f) if the proponent fails to comply with Rule 14a-8(b). See Staff Bulletin No. 14, Section C.1.c. See also H.J. Heinz Company (available May 23, 2006); The Topps Company, Inc. (available April 3, 2006); Crown Holdings, Inc. (available February 8, 2006).

Because Proponent has not verified his satisfaction of the minimum stockholding requirements and his intent to hold the securities until the 2007 annual meeting, the Company believes that the Proposal may be omitted from the Proxy Materials under Rule 14a-8(b) and Rule 14a-8(f).

<u>The Proposal relates to the ordinary business operations of the Company</u>

Under Rule 14a-8(i) (7), a company may omit a shareholder proposal from its proxy materials if the proposal "deals with a matter relating to the company's ordinary business operations." In 1998, the Commission explained the two justifications for this exclusion (Exchange Act Release No. 34-40018; footnotes omitted):

> The policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion and termination of employees, decisions on production quality and quantity, and the retention of suppliers.
>
> . . .
>
> The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. This consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies.

The Proposal urges adoption of procedures by the Company to review and select advertising agencies and violates both considerations underlying Rule 14a-8(i)(7). The Company is a consumer products company and engages in marketing and advertising of its products. In order to market and advertise its products effectively, Company management routinely selects, evaluates and terminates advertising agencies. The Proposal seeks to inject shareholders into management's interaction with the Company's advertising agencies. Additionally, the Proposal violates the second consideration underlying Rule 14a-8(i)(7) by providing detailed procedures to govern the selection and retention of advertising agencies by the Company, specifying time periods in which advertising agencies are to be evaluated, a minimum number of advertising agencies to be included in the evaluation and terms limits for advertising agencies.

On at least one previous occasion, the Staff has determined that a shareholder proposal attempting to regulate the relations between a company and its advertising agency related to the conduct of ordinary business operations and was therefore excludable pursuant to Section 14a-8(i)(7). In Pepsico Inc. (available March 7, 1991), a shareholder submitted a proposal that the company sue and discharge its advertising agency, and the Staff permitted omission of the proposal on the basis that "questions involving the supervision of advertising agencies" related to the company's ordinary business operations.

More generally, the Staff has had a long and consistent history in determining that proposals relating to a company's advertising or marketing operations implicated the company's ordinary business operations and were therefore excludable pursuant to Section 14a-8(i)(7). Among these precedents are Abercrombie & Fitch Co. (available March 24, 2006) (proposal that company seek approval by the United States Postal Services for the covers of its catalogues related to the manner in which a company advertises its products and therefore excludable); General Electric Company (available January 18, 2005) (proposal that company avoid advertising on media that carry statements advocating firearm control legislation related to the manner in which a company advertises its products and therefore excludable); Hewlett-Packard Company (available October 8, 2004) (proposal to use brand name for marketing and advertising purposes excludable); Johnson & Johnson (available January 12, 2004) (proposal that the board review pricing and marketing operations excludable); CBRL Group, Inc. (available August 28, 2001) (proposal that company acquire song for advertising purposes excludable); AT&T Corporation (available December 28, 1995) (proposal that the company terminate advertising to "questionable" groups or causes excludable); American Telephone and Telegraph Company (available January 11, 1991) (proposal that the company adopt a corporate advertising ethics policy statement excludable).

As the Proposal involves the Company's advertisement of its products, the Company believes that it may omit the Proposal from the Proxy Materials in accordance with Rule 14a-8(i)(7).

<u>Conclusion</u>

For the reasons stated above, the Company believes that the Proposal may properly be omitted from the Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f) and Rule 14a-8(i)(7). The Proponent has not provided verification that he satisfies the eligibility requirements of Rule 14a-8(b). Further, the Proposal applies to the Company's advertising of its products which constitutes a part of the Company's ordinary business operations and therefore may be omitted pursuant to Rule 14a-8(i)(7).

Should the Staff disagree with the Company's position or desire any additional information, the Company would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of its response.

If the Staff has any questions or comments regarding the foregoing, please contact me at (314) 577-3298.

Very truly yours,

Thomas Larson
Associate General Counsel

cc: JoBeth G. Brown
C. Lamar Owens

254498.1/TDL

Exhibit "A"

Mr. Patrick T. Stokes
Chairman & CEO
ANHEUSER-BUSCH COMPANIES, INC.
One Busch Place
St. Louis, Missouri 63118-1852

Re: Stockholder Proposal

April 26, 2006

Good day:

The following proposal is submitted for consideration and vote at the next Anheuser Busch Annual Stockholders Meeting.

Proposal

The Stockholders propose that Anheuser Busch (AB) Board of Directors pass a resolution requiring management for each brand and operating entity to hold an annual formal review and presentation of advertising agencies. Said review shall include a minimum of two competitive advertising agencies and the current agency for each AB entity. Management may decide to retain the existing agency no more than three consecutive years. On the third year review the current agency shall be deleted from the review process.

The above process is considered in the best competitive interest of AB entities, since advertising agencies tend to become stale and jaded over a period of time with any client. Fresh new ideas are garnered as a result of an annual review process. Such a procedure has the additional benefit of keeping the selected agency aggressive and more focus on improving the AB entity's market share and public awareness.

As the previous President, CEO and Creative Director of a substantial agency I can attest to the sharp edge of creativity and brand positioning becoming dull over the years between client and advertising agency. I'm out of the advertising business and have no vested interest in a review of AB entity ad agencies.

As a stockholder, both personally and as trustee of a pension plan, it is my belief that the AB entities advertising agencies represent the best opportunity for increasing public awareness and positive image as well as adding to market share. Therefore, the recommended process should help add value to Anheuser Busch shareholder positions.

Respectfully submitted,

C. Lamar Owens
Stockholder & Pension Plan Trustee

MAY 01 2006

Delivered M.C/PTS 5/9/06

Exhibit "B"

ANHEUSER BUSCH
Companies

JoBeth G. Brown
VICE PRESIDENT & SECRETARY

May 9, 2006

Mr. C. Lamar Owens
1933 E. Karen Dr.
Phoenix, AZ 85022

Dear Mr. Owens:

Your stockholder proposal concerning our advertising agencies, addressed to Patrick T. Stokes, was received in Mr. Stokes' office on May 1, 2006.

We would be pleased to have our Vice President of Brand Management explain our advertising agency review process to you. Anheuser-Busch uses multiple agencies for our primary brands, and does all media buying through our Busch Media Group. We believe this may address your concerns. If you are interested in this, please send me your phone number. You may contact me by phone (314-577-7370), fax (314-577-3251), or e-mail (jobeth.brown@anheuser-busch.com).

In order to be eligible to have a proposal formally considered at Anheuser-Busch's 2007 Annual Meeting, Rule 14a-8 of Regulation 14A of the United States Securities and Exchange Commission ("SEC") requires that the proponent must have continuously held at least $2,000 in market value, or 1% of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date the proposal is submitted. The proponent must continue to hold those securities through the date of the meeting. A copy of the SEC's applicable provision is enclosed with this letter.

If a discussion with our Vice President of Brand Management does not fully address your concerns, and you wish to continue the shareholder proposal process, you must furnish the company with proof of the required stockholdings and a statement of your intent to hold the shares through the date of our next annual meeting.

Please note that the required documentation set forth in this letter must be sent directly to my attention within 14 calendar days of the date you receive this request and that the Company reserves the right to omit the proposal under the applicable provisions of Regulation 14A.

Very truly yours,

JoBeth Brown

JoBeth G. Brown
Vice President and Secretary

Enclosure

cc: Mr. Patrick T. Stokes

Rule 14a-8. Shareholder Proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal?

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 under the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this Rule 14a-8?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?**

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should

make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) *Improper Under State Law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note: to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of Law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of Proxy Rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal Grievance; Special Interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of Power/Authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management Functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to Election:* If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) *Conflicts with Company's Proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this Rule 14a-8 should specify the points of conflict with the company's proposal.

(10) *Substantially Implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific Amount of Dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or,

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before it files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Exhibit "C"

ANHEUSER-BUSCH
Companies

JoBeth G. Brown
VICE PRESIDENT & SECRETARY

June 7, 2006

Mr. C. Lamar Owens
1933 E. Karen Dr.
Phoenix, AZ 85022

Dear Mr. Owens:

I have not received a response from you to my letter of May 9, 2006, a copy of which is attached.

As noted in my earlier letter, the required documentation for submission of a shareholder proposal must be sent to my attention within 14 calendar days of your receipt of this letter.

Unless we receive verification of your ownership of the requisite share holdings and of your intention to hold the shares through the date of our 2007 Annual Meeting, we plan to omit your proposal from our proxy materials under the applicable provisions of the Securities and Exchange Commission.

Regardless of the status of your proposal, we continue to invite you to discuss your concerns with our Vice President of Brand Management as noted in my letter of May 9, 2006.

Sincerely,

JoBeth G. Brown
Vice President and Secretary

Attachment

Delivered M.C/PTS 5/9/06

ANHEUSER BUSCH
Companies

JoBeth G. Brown
VICE PRESIDENT & SECRETARY

May 9, 2006

Mr. C. Lamar Owens
1933 E. Karen Dr.
Phoenix, AZ 85022

Dear Mr. Owens:

Your stockholder proposal concerning our advertising agencies, addressed to Patrick T. Stokes, was received in Mr. Stokes' office on May 1, 2006.

We would be pleased to have our Vice President of Brand Management explain our advertising agency review process to you. Anheuser-Busch uses multiple agencies for our primary brands, and does all media buying through our Busch Media Group. We believe this may address your concerns. If you are interested in this, please send me your phone number. You may contact me by phone (314-577-7370), fax (314-577-3251), or e-mail (jobeth.brown@anheuser-busch.com).

In order to be eligible to have a proposal formally considered at Anheuser-Busch's 2007 Annual Meeting, Rule 14a-8 of Regulation 14A of the United States Securities and Exchange Commission ("SEC") requires that the proponent must have continuously held at least $2,000 in market value, or 1% of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date the proposal is submitted. The proponent must continue to hold those securities through the date of the meeting. A copy of the SEC's applicable provision is enclosed with this letter.

If a discussion with our Vice President of Brand Management does not fully address your concerns, and you wish to continue the shareholder proposal process, you must furnish the company with proof of the required stockholdings and a statement of your intent to hold the shares through the date of our next annual meeting.

Please note that the required documentation set forth in this letter must be sent directly to my attention within 14 calendar days of the date you receive this request and that the Company reserves the right to omit the proposal under the applicable provisions of Regulation 14A.

Very truly yours,

JoBeth G. Brown
Vice President and Secretary

Enclosure

cc: Mr. Patrick T. Stokes

Rule 14a-8. Shareholder Proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal?

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit?

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be?

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 under the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this Rule 14a-8?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should

make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper Under State Law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note: to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of Law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i) (2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of Proxy Rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal Grievance; Special Interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of Power/Authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management Functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to Election:* If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) *Conflicts with Company's Proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i) (9): A company's submission to the Commission under this Rule 14a-8 should specify the points of conflict with the company's proposal.

(10) *Substantially Implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific Amount of Dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before it files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

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1. Article Addressed to:

JUN 15 2006
Anheuser-Busch ...
Office ...

Mr. C. Lamar Owens
1933 E. Karen Dr.
Phoenix, AZ 85022

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2. Article Number (Transfer from service label) 7005 0390 0004 6175 1682

102595-02-M

C. Lamar Owens
1933 East Karen Drive
Phoenix, Arizona 85022

Mr. Thomas Larson
Associate General Counsel
Anheuser Busch
One Busch Place
St. Louis, MO 63118-1852

September 2, 2006

Re: Refusal to Include Stockholder Proposal

Dear Mr. Larson:

At the time of making the enclosed proposal I owned 200 shares of Anheuser Busch (BUD) common stock. The proposal was made in good faith to help management get the most out of their existing advertising agencies. After a career of over 30 years in the advertising business I am qualified to state the agencies become lax unless formal reviews are scheduled at least every three years.

However, based up the defensive and negative reaction from BUD executives I decided to sell my stock and cease using the various products as well.

Your latest letter to the SEC is indicative of the hoops legal hoops BUD requires a stockholder to go through to place a simple matter on the proxy ballot. First I received defensive letters from various BUD management claiming that I was not a stockholder, which I certainly was. Second BUD indicated that my proposed proxy statement did not meet the standards BUD requires to include it on the ballot. Third BUD indicated that I had to make the proposal in person at by attending the meeting.

It was an interesting learning experience for me to see how supposedly democratic stockholders rights to make proposals to management are block in a dictatorial style. If the SEC rules allow corporations to block stockholder proposals that management disagrees with by setting up a multitude of hurdles then the rules should be reviewed and changed.

I was naïve enough to believe that even small stockholders had the right to make serious proposals and to have those proposals considered by the Board of Directors for inclusion on the proxy ballot. Instead I have received a flurry of defensive and negative responses for BUD management and now the legal department.

I hereby withdraw my proposal, since I am no longer a stockholder. However, by copy of this letter I request the Securities and Exchange Commission to take a closer look at how BUD, and any other corporation, has established systems and procedures that make it extremely difficult for a stockholder to make a proposal to place items on the ballot for stockholder vote.

Sincerely,

C. Lamar Owens

C. Lamar Owens

Copy to: Office of Chief Counsel Securities and Exchange Commission

Exhibit "A"

Mr. Patrick T. Stokes
Chairman & CEO
ANHEUSER-BUSCH COMPANIES, INC.
One Busch Place
St. Louis, Missouri 63118-1852

Re: Stockholder Proposal

April 26, 2006

Good day:

The following proposal is submitted for consideration and vote at the next Anheuser Busch Annual Stockholders Meeting.

Proposal

The Stockholders propose that Anheuser Busch (AB) Board of Directors pass a resolution requiring management for each brand and operating entity to hold an annual formal review and presentation of advertising agencies. Said review shall include a minimum of two competitive advertising agencies and the current agency for each AB entity. Management may decide to retain the existing agency no more than three consecutive years. On the third year review the current agency shall be deleted from the review process.

The above process is considered in the best competitive interest of AB entities, since advertising agencies tend to become stale and jaded over a period of time with any client. Fresh new ideas are garnered as a result of an annual review process. Such a procedure has the additional benefit of keeping the selected agency aggressive and more focus on improving the AB entity's market share and public awareness.

As the previous President, CEO and Creative Director of a substantial agency I can attest to the sharp edge of creativity and brand positioning becoming dull over the years between client and advertising agency. I'm out of the advertising business and have no vested interest in a review of AB entity ad agencies.

As a stockholder, both personally and as trustee of a pension plan, it is my belief that the AB entities advertising agencies represent the best opportunity for increasing public awareness and positive image as well as adding to market share. Therefore, the recommended process should help add value to Anheuser Busch shareholder positions.

Respectfully submitted,

C. Lamar Owens
Stockholder & Pension Plan Trustee

MAY 01 2006

ANHEUSER-BUSCH

Legal Department
One Busch Place
St. Louis, Missouri
63118-1852
Telecopier: (314) 577-0776

Direct Dial (314) 577-3298
thomas.larson@anheuser-busch.com

September 12, 2006

CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: No Action Letter Request dated August 10, 2006 from Anheuser-Busch Companies, Inc.

Dear Sir or Madam:

By means of a letter dated August 10, 2006, Anheuser-Busch Companies, Inc. (the "Company") requested that staff of the Division Of Corporation Finance of the Securities and Exchange Commission concur that the Company is permitted to omit from its proxy materials a shareholder proposal submitted by C. Lamar Owens.

Mr. Owens has withdrawn his proposal (a copy of the withdrawal is attached), and accordingly the Company hereby withdraws its request to the staff.

If the staff has any questions or comments regarding the foregoing, please contact me at (314) 577-3298. Thank you for your assistance.

Very truly yours,

Thomas Larson
Associate General Counsel

TDL:dlk
enclosure
cc: JoBeth G. Brown
C. Lamar Owens (Certified Mail, Return Receipt Requested)

260122.1

C. Lamar Owens
1933 East Karen Drive
Phoenix, Arizona 85022

Mr. Thomas Larson
Associate General Counsel
Anheuser Busch
One Busch Place
St. Louis, MO 63118-1852

September 2, 2006

Re: Refusal to Include Stockholder Proposal

Dear Mr. Larson:

At the time of making the enclosed proposal I owned 200 shares of Anheuser Busch (BUD) common stock. The proposal was made in good faith to help management get the most out of their existing advertising agencies. After a career of over 30 years in the advertising business I am qualified to state the agencies become lax unless formal reviews are scheduled at least every three years.

However, based up the defensive and negative reaction from BUD executives I decided to sell my stock and cease using the various products as well.

Your latest letter to the SEC is indicative of the hoops legal hoops BUD requires a stockholder to go through to place a simple matter on the proxy ballot. First I received defensive letters from various BUD management claiming that I was not a stockholder, which I certainly was. Second BUD indicated that my proposed proxy statement did not meet the standards BUD requires to include it on the ballot. Third BUD indicated that I had to make the proposal in person at by attending the meeting.

It was an interesting learning experience for me to see how supposedly democratic stockholders rights to make proposals to management are block in a dictatorial style. If the SEC rules allow corporations to block stockholder proposals that management disagrees with by setting up a multitude of hurdles then the rules should be reviewed and changed.

I was naïve enough to believe that even small stockholders had the right to make serious proposals and to have those proposals considered by the Board of Directors for inclusion on the proxy ballot. Instead I have received a flurry of defensive and negative responses for BUD management and now the legal department.

I hereby withdraw my proposal, since I am no longer a stockholder. However, by copy of this letter I request the Securities and Exchange Commission to take a closer look at how BUD, and any other corporation, has established systems and procedures that make it extremely difficult for a stockholder to make a proposal to place items on the ballot for stockholder vote.

Sincerely,

C. Lamar Owens

C. Lamar Owens

Copy to: Office of Chief Counsel Securities and Exchange Commission

Exhibit "A"

Mr. Patrick T. Stokes
Chairman & CEO
ANHEUSER-BUSCH COMPANIES, INC.
One Busch Place
St. Louis, Missouri 63118-1852

Re: Stockholder Proposal

April 26, 2006

Good day:

The following proposal is submitted for consideration and vote at the next Anheuser Busch Annual Stockholders Meeting.

Proposal

The Stockholders propose that Anheuser Busch (AB) Board of Directors pass a resolution requiring management for each brand and operating entity to hold an annual formal review and presentation of advertising agencies. Said review shall include a minimum of two competitive advertising agencies and the current agency for each AB entity. Management may decide to retain the existing agency no more than three consecutive years. On the third year review the current agency shall be deleted from the review process.

The above process is considered in the best competitive interest of AB entities, since advertising agencies tend to become stale and jaded over a period of time with any client. Fresh new ideas are garnered as a result of an annual review process. Such a procedure has the additional benefit of keeping the selected agency aggressive and more focus on improving the AB entity's market share and public awareness.

As the previous President, CEO and Creative Director of a substantial agency I can attest to the sharp edge of creativity and brand positioning becoming dull over the years between client and advertising agency. I'm out of the advertising business and have no vested interest in a review of AB entity ad agencies.

As a stockholder, both personally and as trustee of a pension plan, it is my belief that the AB entities advertising agencies represent the best opportunity for increasing public awareness and positive image as well as adding to market share. Therefore, the recommended process should help add value to Anheuser Busch shareholder positions.

Respectfully submitted,

C. Lamar Owens
Stockholder & Pension Plan Trustee

MAY 01 2006
GENERAL COUNSEL'S OFFICE
ANHEUSER-BUSCH COS., INC.